Exhibit 18

February 14, 2017

Akoustis Technologies, Inc.

9805 Northcross Center Court, Suite H

Huntersville, NC 28078

Ladies and Gentlemen:

We are providing this letter for your inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been furnished with a copy of the quarterly report on Form 10-Q of Akoustis Technologies, Inc. (the Company) for the three and six months ended December 31, 2016, and have read the Company’s statements contained in Note 3 to the condensed consolidated financial statements included therein. As stated in Note 3, the Company changed its accounting policy for the recognition of government grants. In accordance with your request, we have reviewed and discussed with Company officials the circumstances, judgments and conclusions upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to June 30, 2016, nor have we audited the information set forth in the aforementioned Note 3 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s stated reasons and judgements, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ Marcum LLP

Marcum LLP

New York, NY